Exhibit 11.1
VERAMARK TECHNOLOGIES, INC.
Calculation of Earnings per Share

	Year Ended December 31,
	2007	2006	2005

Basic

Net Income (Loss)	$(706,049)	$(488,341)	$381,733

Weighted average common shares outstanding	8,972,412	8,843,154	8,755,916

Income (Loss) per common share	$(0.08)	$(0.06)	$0.04

Diluted

Net Income (Loss)	$(706,049)	$(488,341)	$381,733

Weighted average common shares outstanding	8,972,412	8,843,154	8,755,916

Additional dilutive effect of stock options & warrants after application of treasury stock method	—	—	553,972

Weighted average dilutive shares outstanding	8,972,412	8,843,154	9,309,888

Income (Loss) per common share assuming full dilution	$(0.08)	$(0.06)	$0.04

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